SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

CB Richard Ellis Group, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

12497T101

(CUSIP Number)

FS Equity Partners III, L.P.

FS Equity Partners International, L.P.

11100 Santa Monica Boulevard

Suite 1900

Los Angeles, California 90025

Attn: J. Frederick Simmons

(310) 444-1822

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JUNE 10, 2004

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 12497T101

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) FS Equity Partners III, L.P., a Delaware limited partnership

(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒

(3)	SEC use only

(4)	Source of funds (see instructions) OO (See Item 3)

(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power - 0 - (8) Shared voting power 6,730,028 (see Item 5) (9) Sole dispositive power - 0 - (10) Shared dispositive power 6,730,028 (see Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 6,730,028 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13)	Percent of class represented by amount in Row (11) 9.8%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP NO. 12497T101

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) FS Capital Partners L.P., a California limited partnership

(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒

(3)	SEC use only

(4)	Source of funds (see instructions) OO (See Item 3)

(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power - 0 - (8) Shared voting power 6,730,028 (see Item 5) (9) Sole dispositive power - 0 - (10) Shared dispositive power 6,730,028 (see Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 6,730,028 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13)	Percent of class represented by amount in Row (11) 9.8%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP NO. 12497T101

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) FS Holdings, Inc., a California corporation

(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒

(3)	SEC use only

(4)	Source of funds (see instructions) OO (See Item 3)

(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power - 0 - (8) Shared voting power 6,730,028 (See Item 5) (9) Sole dispositive power - 0 - (10) Shared dispositive power 6,730,028 (See Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 6,730,028 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13)	Percent of class represented by amount in Row (11) 9.8%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP NO. 12497T101

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) FS Equity Partners International, L.P., a Delaware limited partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power - 0 - (8) Shared voting power 254,597 (see Item 5) (9) Sole dispositive power - 0 - (10) Shared dispositive power 254,597 (see Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 254,597 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13)	Percent of class represented by amount in Row (11) 0.4%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP NO. 12497T101

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) FS & Co. International, L.P., a Cayman Islands exempted limited partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power - 0 - (8) Shared voting power 254,597 (see Item 5) (9) Sole dispositive power - 0 - (10) Shared dispositive power 254,597 (see Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 254,597 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13)	Percent of class represented by amount in Row (11) 0.4%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP NO. 12497T101

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) FS International Holdings Limited, a Cayman Islands exempted company limited by shares
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power - 0 - (8) Shared voting power 254,597 (see Item 5) (9) Sole dispositive power - 0 - (10) Shared dispositive power 254,597 (see Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 254,597 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13)	Percent of class represented by amount in Row (11) 0.4%
(14)	Type of reporting person (see instructions) CO

CB RICHARD ELLIS GROUP, INC.

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Class A Common Stock, par value $.01 per share (the “Class A Common”) of CB Richard Ellis Group, Inc., a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at 909 Montgomery Street, Suite 400, San Francisco, CA 94133.

ITEM 2. IDENTITY AND BACKGROUND.

FS Holdings, Inc., a California corporation (“FS Holdings”), is the general partner of FS Capital Partners, L.P., a California limited partnership (“Capital Partners”), which is the general partner of FS Equity Partners III, L.P., a Delaware limited partnership (“FSEP III”). FS International Holdings Limited, a Cayman Islands exempted company limited by shares (“International Holdings”), is the general partner of FS & Co. International, L.P., a Cayman Islands exempted limited partnership (“FS&Co. International”), which is the general partner of FS Equity Partners International, L.P, a Delaware limited partnership (“FSEP International”). FSEP III, Capital Partners, FS Holdings, International Holdings, FS&Co. International and FSEP International are collectively referred to herein as “Reporting Persons”. The Reporting Persons are members of a group.

FSEP III, Capital Partners and FS Holdings each has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. FSEP III was formed to make private equity investments. Capital Partners and FS Holdings were each formed to organize and manage the transactions in which FSEP III is the principal investor.

FSEP International, FS&Co. International and International Holdings each has its principal business address and its principal office at c/o Paget-Brown & Company Ltd., West Winds Building, Third Floor, P.O. Box 111, Grand Cayman, Cayman Islands, B.W.I. FSEP International was formed to make private equity investments. FS&Co. International and International Holdings were each formed to organize and manage the transactions in which FSEP International is the principal investor.

Schedule A sets forth with respect to each executive officer and director of each of FS Holdings and International Holdings, such person’s name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person’s citizenship.

During the last five years, none of FSEP III, Capital Partners, FS Holdings, FSEP International, FS&Co. International or International Holdings has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal laws or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Prior to the initial public offering of the Issuer (the “IPO”), FSEP III owned 9,085,768 shares of Class B Common Stock of the Issuer (the “Class B Common”) and FSEP International owned 343,690 shares of Class B Common. On June 15, 2004, pursuant to the terms of an Amendment and Waiver, dated April 14, 2004 (the “Amendment and Waiver”), by and among the Issuer, FSEP III, FSEP International and the other stockholders party thereto, all of the outstanding shares of Class B Common were voluntarily converted into shares of Class A Common on a 1-for-1 basis. Also in connection with the IPO, FSEP III was issued 295,531 shares of Class A Common and FSEP International was issued 11,103 shares of Class A Common as a result of a “cashless exercise” of warrants to acquire Class A Common. Concurrently with the IPO, FSEP III sold 2,648,771 shares of Class A Common and FSEP International sold 100,196 shares of Class A Common.

On June 9, 2004, the Issuer completed its IPO and the Issuer Class A Common was registered under Section 12(b) of the Act concurrently therewith.

ITEM 4. PURPOSE OF TRANSACTION.

The shares of Class A Common were acquired for the purpose of investment. The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending on the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer. Any additional purchases of Issuer securities will be solely for investment purposes.

Pursuant to the terms of an Underwriting Agreement, dated as of June 9, 2004 (the “Underwriting Agreement”), among the Issuer, FSEP III, FSEP International, the other selling stockholders party thereto and the underwriters party thereto, on June 15, 2004, FSEP III and FSEP International sold to such underwriters an aggregate of 2,748,967 shares of Class A Common at a price of $17.86 per share (net of underwriting discounts and commissions), in a public offering pursuant to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-112867). Also pursuant to the Underwriting Agreement, FSEP III and FSEP International granted to such underwriters a 30-day option to purchase an aggregate of 608,132 additional shares of Class A Common, at a price of $17.86 per share (net of underwriting discounts and commissions), to cover over-allotments, which option has not been exercised as of the date of this Schedule 13D.

Except as set forth in this Statement, none of the Reporting Persons has any plan or proposal that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in this Item 4 is qualified in its entirety by reference to the Underwriting Agreement (Exhibit 3 hereto), the Securityholders’ Agreement (Exhibit 1 hereto) and the Amendment and Waiver (Exhibit 2 hereto), each of which is incorporated by reference herein in its entirety.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information set forth in this Item 5 is qualified in its entirety by reference to the Securityholders’ Agreement (Exhibit 1 hereto) and the Amendment and Waiver (Exhibit 2 hereto), each of which is incorporated by reference herein in its entirety.

(a) Amount Beneficially Owned by each Reporting Person and Percent of Class:

Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended) of 6,985,125 shares of Class A Common.

The aggregate number of shares of Class A Common beneficially owned by the Reporting Persons constitutes approximately 10.2% of the shares of such class outstanding as of June 9, 2004. Such percentage is based upon a total of 68,614,001 of Class A Common issued and outstanding as of June 9, 2004, as provided by the Issuer to the Reporting Persons in connection with the closing of the IPO.

As a result of the voting provisions set forth in the Securityholders’ Agreement affecting the voting of shares of Common Stock (as described in Item 6), the Reporting Persons, together with the other parties thereto that formerly held shares of Class B Common, other than Frederic V. Malek, may be deemed to constitute a group, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. As such, the group formed thereby would be deemed to beneficially own the aggregate of 38,944,551 shares of Class A Common held by such persons, which would represent 56.3% of the outstanding shares of Class A Common. The parties to the Securityholders’ Agreement that formerly held shares of Class B Common are the following: FSEP III; FSEP International; Blum Strategic Partners, L.P.; Blum Strategic Partners II, L.P.; Blum Strategic Partners II GMBH & Co. KG; Ray Wirta, who as of the date of this Schedule 13D is the Chief Executive Officer and a director of the Issuer; Brett White, who as of the date of this Schedule 13D is the President and a director of the Issuer; and The Koll Holding Company. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons (or any of their affiliates) is the beneficial owner of any such shares of Class A Common other than those disclosed in this Schedule 13D. Each of the Reporting Persons disclaim beneficial ownership of the shares of Class A Common held by the other stockholders party to the Securityholders’ Agreement that are not Reporting Persons hereunder.

FSEP III, Capital Partners and FS Holdings disclaim beneficial ownership of the shares of Class A Common held by FSEP International. FSEP International, FS&Co. International and International Holdings disclaim beneficial ownership of the shares of Class A Common held by FSEP III.

(b) Voting and Dispositive Power:

The Reporting Persons may be deemed to have (i) sole voting and dispositive power with respect to no shares of Class A Common and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 6,985,125 shares of Class A Common.

FS Holdings, by virtue of being the sole general partner of Capital Partners, and Capital Partners, by virtue of being the sole general partner of FSEP III may be deemed to have (i) sole voting and dispositive power with respect to no shares of Class A Common and (ii) shared voting and dispositive power with respect to 6,730,028 shares of Class A Common.

International Holdings, by virtue of being the sole general partner of FS&Co. International and FS International, by virtue of being the sole general partner of FSEP International, may be deemed to have (i) sole voting and dispositive power with respect to no shares of Class A Common and (ii) shared voting and dispositive power with respect to 254,597 shares of Class A Common.

(c) Other Transactions:

The Reporting Persons have not effected any other transactions other than as described in this Schedule 13D.

(d) Interests in Other Persons:

Not Applicable.

(e) Date Upon Which the Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of Class:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Issuer, FSEP III, FS International (together with FSEP III, the “FS Stockholders”), Blum Strategic Partners, L.P. (“BSP”), Blum Strategic Partners II, L.P. (“BSP II”), Blum Strategic Partners II GmbH & Co. KG (together with BSP and BSP II, the “Blum Stockholders”), and certain other stockholders of the Issuer entered into a Securityholders Agreement in connection with the Issuer’s acquisition of CB Richard Ellis Services in 2001. Pursuant to the Securityholders Agreement, the following terms generally apply after the completion of the IPO (subject to termination pursuant to the terms thereof):

•	Nomination of Directors and Voting: Following the completion of the IPO, the Blum Stockholders are entitled to nominate a percentage of the total number of directors of the Issuer that is equivalent to the percentage of the outstanding Class A Common beneficially owned by them, with this percentage of directors being rounded up to the nearest whole number of directors. Also following the completion of the IPO, the FS Stockholders, together, are entitled to nominate one person to the Issuer’s Board of Directors for so long as the FS Stockholders, collectively, beneficially own at least 7.5% of the outstanding Class A Common. The stockholders that are parties to the Securityholders’ Agreement that formerly owned shares of Class B Common, other than Frederic V. Malek, are obligated to vote their shares after the IPO in favor of the directors nominated by the Blum Stockholder and the FS Stockholders.

•	Registration Rights. The Blum Stockholders, together, can require the Issuer to effect six registration statements, or “demand registrations,” requiring the shares of Class A Common held by them for sale under the Securities Act of 1933, as amended (the “Securities Act”). In addition, the FS Stockholders, together, can request three demand registrations with respect to the shares of Class A Common held by them. If a demand registration is underwritten and the managing underwriter advises the Issuer that marketing factors require a limitation on the number of shares to be underwritten, priority of inclusion in the demand registration generally is such that the stockholder initiating the demand registration receives first priority.

In addition to the obligations with respect to demand registrations, if the Issuer proposes to register any of its securities, other than a registration relating to our employee benefit plans or a corporate reorganization or other transaction under Rule 145 of the Securities Act, whether or not the registration is for the Issuer’s own account, the Issuer is required to give each of the stockholders that is party to the Securityholders’ Agreement, whose rights have not terminated in this respect, the opportunity to participate, or “piggyback,” in the registration. If a piggyback registration is underwritten and the managing underwriter advises the Issuer that marketing factors require a limitation on the number of shares to be underwritten, priority of inclusion in the demand registration generally is such that the Issuer receives first priority with respect to the shares it is issuing and selling.

The registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in the offering. The Issuer generally is required to pay the registration expenses in connection with both demand and piggyback registrations. A stockholder’s registration rights will terminate if the Issuer has completed an initial public offering of the Class A Common (which occurred on June 15, 2004), the stockholder holds less than 0.5% of the outstanding Class A Common and the stockholder is entitled to sell all of its or his shares in any 90-day period under Rule 144 of the Securities Act.

•	Indemnification. The Issuer is obligated to indemnify the stockholders that are party to the Securityholders’ Agreement and each of their respective affiliates, controlling persons, directors, officers, employees and agents from and against any and all damages, claims, losses, expenses, costs, obligations and liabilities, including all reasonable attorneys’ fees and expenses but excluding special or consequential damages, arising from, relating to or otherwise in respect of any governmental or other third party claim against these indemnified persons that arises from, relates to or is otherwise in respect of (1) the Issuer’s business, operations, liabilities or obligations or (2) the ownership by the stockholders or any of their respective affiliates of any of the Issuer’s equity securities, except to the extent these losses and expenses (x) arise from any claim that the indemnified person’s investment decision relating to the purchase or sale of these equity securities violated a duty or other obligation of the indemnified person to the claimant or (y) are finally determined in a judicial action by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the stockholder or its affiliates.

In connection with the IPO, each of FSEP III and FSEP International and the other parties to the Securityholders’ Agreement as of April 14, 2004 entered into the Amendment and Waiver, which, in addition to amending certain terms of the Securityholders’ Agreement, also provided for certain agreements with respect to the IPO between and among the Issuer and certain of the stockholders that are parties to the Securityholders’ Agreement.

Also in connection with the IPO, each of FSEP III and FSEP International entered into an agreement dated as of May 7, 2004 (a “Lock-Up Letter”) with Credit Suisse First Boston LLC (acting on behalf of itself and the several underwriters of the IPO), pursuant to which, among other things, each agreed that for a period ending 180 days after the date of the final prospectus relating to the IPO, such Reporting Person will not, without the prior written consent of Credit Suisse First Boston LLC: (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of securities or securities convertible into or exchangeable or exercisable for any shares of securities, (ii) enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of securities, whether any such aforementioned transaction is to be settled by delivery of shares of the securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, sale, pledge, or disposition, or to enter into any such transaction, swap, hedge or other arrangement.

Also in connection with the IPO, each of FSEP III and FSEP International entered into the Underwriting Agreement. The Underwriting Agreement provided for the sale of an aggregate of 2,748,967 shares of Class A Common by FSEP III and FSEP International to the underwriters named therein at a price of $17.86 per share (net of underwriting discounts and commissions) in connection with the IPO, which sale was completed on June 15, 2004. Also pursuant to the Underwriting Agreement, FSEP III and FSEP International granted to such underwriters a 30-day option to purchase an aggregate of 608,132 additional shares of Class A Common, at a price of $17.86 per share (net of underwriting discounts and commissions), to cover over-allotments, which option has not been exercised as of the date of this Schedule 13D.

The Reporting Persons have executed a Joint Reporting Agreement dated June 21, 2004, which is attached hereto as Exhibit 5 and incorporated herein by reference, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13D.

Except for the agreements described above, to the best knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to any securities of the Issuer.

The information set forth in this Item 6 is qualified in its entirety by reference to the Underwriting Agreement (Exhibit 3 hereto), the Securityholders’ Agreement (Exhibit 1 hereto), the Amendment and Waiver (Exhibit 2 hereto) and the form of Lock-up Letter (Exhibit 4 hereto), each of which is incorporated by reference herein in its entirety.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Securityholders’ Agreement, dated July 20, 2001, by and among the Issuer, FSEP III, FSEP International and certain other stockholders of the Issuer (incorporated by reference to Exhibit 4.2(a) of Amendment No. 2 of the Issuer’s Registration Statement of Form S-1 (No. 333-112867) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit 2. Amendment and Waiver (incorporated by reference to Exhibit 4.2(b) of Amendment No. 2 of the Issuer’s Registration Statement of Form S-1 (No. 333-112867) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit 3. Underwriting Agreement (incorporated by reference to Exhibit 1 of Amendment No. 2 of the Issuer’s Registration Statement of Form S-1 (No. 333-112867) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit 4. Form of Lock-Up Letter (filed herewith).

Exhibit 5 Joint Reporting Agreement, dated as of June 21, 2004, among FSEP III, Capital Partners, FS Holdings, FSEP International, FS&Co. International and International Holdings (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: June 21, 2004

FS EQUITY PARTNERS III., L.P.,
a Delaware limited partnership

By:	FS Capital Partners, L.P.
Its:	General Partner

By:	FS Holdings, Inc.
Its:	General Partner

By:	/s/ J. Frederick Simmons
Name:	J. Frederick Simmons
Title:	Vice President

FS CAPITAL PARTNERS, L.P.,
a California limited partnership

By:	FS Holdings, Inc.
Its:	General Partner

By:	/s/ J. Frederick Simmons
Name:	J. Frederick Simmons
Title:	Vice President

FS HOLDINGS, INC.,
a California corporation

By:	/s/ J. Frederick Simmons
Name:	J. Frederick Simmons
Title:	Vice President

FS EQUITY PARTNERS INTERNATIONAL, L.P.,
a Delaware limited partnership

By:	FS & Co. International, L.P.
Its:	General Partner

By:	FS International Holdings Limited
Its:	General Partner

By:	/s/ J. Frederick Simmons
Name:	J. Frederick Simmons
Title:	Vice President

FS & Co. INTERNATIONAL, L.P.,
a Cayman Islands exempted limited partnership

By:	FS International Holdings Limited
Its:	General Partner

By:	/s/ J. Frederick Simmons
Name:	J. Frederick Simmons
Title:	Vice President

FS INTERNATIONAL HOLDINGS LIMITED,
a Cayman Islands exempted company limited by shares

By:	/s/ J. Frederick Simmons
Name:	J. Frederick Simmons
Title:	Vice President

Schedule A

Name and Citizenship	Position	Business Address
Bradford M. Freeman U.S.A.	President and Director of FS Holdings; Director of International Holdings	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025

Ronald P. Spogli U.S.A.	Directors of Holdings; President and Director of International Holdings	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025

John M. Roth U.S.A.	Director of Holdings; Vice President and Director of International Holdings	Freeman Spogli & Co. Incorporated 599 Lexington Avenue 18th Floor New York, NY 10022

Charles P. Rullman U.S.A.	Director of Holdings	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025

J. Frederick Simmons U.S.A.	Treasurer and Director of Holdings; Treasurer and Director of International Holdings	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025

William M. Wardlaw U.S.A.	Secretary and Director of Holdings; Vice President and Director of International Holdings	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025